Filed by Document Security Systems, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 (the “Securities Act”) and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934 (the “Exchange Act”)
Subject Company: Document Security Systems, Inc.
Exchange Act File Number: 001-32146

The following is a transcript of a conference call held on October 4, 2012 relating to the announcement of the proposed merger between Document Security Systems, Inc. (“DSS”) and Lexington Technology Group, Inc. (“Lexington”).

October 4, 2012 Document Security Systems – Investor Conference Call and Webcast

Operator: Greetings and welcome to the Document Security Systems investors teleconference and webcast. At this time all participants are in a listening only mode. A brief question and answer period will follow the formal presentation. If anyone should require assistance during the teleconference please press star zero on your telephone keypad. As a reminder, this conference is being recorded. It is now my pleasure to introduce your host Mr. Patrick White Chief Executive Officer of Document Security Systems. Thank you Mr. White you may now begin.

Patrick White: Good afternoon everyone welcome to the conference call. Phil Jones, our CFO is with me, as well as our Chairman of the Board Mr. Robert Fagenson, and we are also pleased to have with us Mr. Will Rosellini, CEO of Lexington Technology Group, who will be heading the new combined DSS as CEO once our planned merger is approved and completed. And last but not least we also have Peter Hardigan on the call. Peter is the current Chief Operating Officer of Lexington and he’ll become the Chief Investment Officer once the deal is approved and consummated.

The objective of this call is to review and discuss the definitive merger agreement between DSS and Lexington as well as discuss yesterday’s press release announcing intellectual property litigation that Lexington initiated against Facebook and four other companies related to social media.

By the way, this webcast will be archived in the investor relations section of our website.

Please note that during the course of this call we will be making certain forward-looking statements including those regarding revenue opportunities, investments, initiatives and growth strategies. These statements are subject to many assumptions, risks and uncertainties and changes in circumstances. Any assumptions we offer about future performance represent a single point-in-time estimate. Actual results may vary materially from those expressed or implied by such statements. We expressly disclaim any obligations to revise or update any assumptions, projections or other forward-looking statements to reflect events or circumstances that may arise after the date of this conference call.

For more information about risk factors that may cause actual results to differ from expectations, please see the company’s filings with the SEC. I’ll now turn the call over to our Chairman of the Board, Mr. Robert Fagenson who will begin with his comments. Robert?

Robert Fagenson: Thank you, Pat. Good afternoon everyone. I have some prepared remarks that I’m going to read and then I’ll go off script and tell you in my words how we got to where we are today. In basic terms, this merger is about people, patents and capital. The intellectual property on both sides of this deal, we certainly believe, is of considerable strategic value. The combination with Lexington will enable DSS to substantially increase its intellectual property portfolio sides and add significant talent with a proven track record and technological expertise. As combined enterprise, we’ll be better positioned to enhance our company’s revenue through monetization of intellectual property assets. Our broadened management team has the depth and experience needed to capitalize on the patent portfolio and with the balance sheet significantly strengthened, the working capital that has been brought in to operate the company much more effectively and much more efficiently. I certainly hope that at the conclusion of this call, those of you who are shareholders will share the enthusiasm of the prospects of the combined companies going forward. We’ve reached a crossroads at DSS, which I’ll speak about in a minute or two. And the decisions that we’ve made that have brought us to this call today is very transformative in terms of a moment in time for the historical nature and the future of DSS. Simply put, we were faced with some choices and whether or not we were going to increase our physical business or look for something new to strengthen our licensing and strengthen our intellectual property. This left the board with a monumental decision. The historical business was getting close to profitability and the hope is that organic growth will get us there with the additional capital and the retirement of debt. IP remains the core of DSS. We have a history of patent commercialization and enforcement, including our current lawsuit against coupons.com and this merger, in our opinion, solidifies patent licensing and monetization as the core strategy of the company going forward. Effective patent enforcement, as you know, requires capital and the merger with Lexington provides the resources that we need to maximize our portfolio. It also provides key experience to our team. Particularly in the form of Will Rosellini, Peter Hardigan and of course, Tom Bascom, whose patent portfolio forms the core of the assets that are being acquired. Although we’re maintaining an important relationship with John Cronin, our IP strategist, this merger will add considerable additional IP expertise to the company, including additional members who are joining our board, who I will mention later. Now I’m going to go off script for a few minutes and try and speak to what, I think all of you would like, for the ability to better understand about how we got to where we are. For those of you who have been familiar with the DSS story, you know that our old business, while growing every quarter, both in terms of revenue and profitability and even in some months approaching break even, to the point where EBITDA for the month was less than negative twenty thousand dollars. It has been slow; almost agonizingly slow process in terms of where we were versus where we’d hoped to be. The board made a decision last year to step back and take a look at what the company was and what our prospects, on our then current trajectory, would lead for us. We employed John Cronin and brought him in at that point to undertake a thorough review of our IP portfolio. And when he returned with his verdict, we realized, that despite the tremendous value that both he and we saw in the portfolio, this really formed more of a long term strategy. At that point in time, we began to examine a merger opportunity with a company very similar to ours, that had both intellectual property and manufactured products, that fit very well with our own portfolio. The company was similarly sized and approaching profitability. We advanced merger discussions and at that point, we were introduced to the Lexington Bascom opportunity. This brought what we were doing to a halt. We formed a special committee to consider whether or not we would be better served moving forward with the merger that we had been considering or moving in a different direction with Lexington and the Bascom portfolio. After a protracted period of time, studied by professionals that we brought in to study the patent portfolio and significant amount of advice from experts in the field, we entered into negotiations, which have brought us to the deal that has been recently announced and that we’re talking about today. It brings to the table, not only what we believe is a very significantly placed portfolio of intellectual property, but the team needed, to monetize that. This is not an area where we had significant depth to be able to carry this forward on our own. Where this company has been, historically, is raising capital almost every year to fund operations. The additional element of this deal brings a solid balance sheet with enough cash to accomplish what we need to do in the historical businesses of DSS, to continue to grow them and to bring the synergies together with the Lexington portfolio and their management to build on our historical businesses and to monetize and mine very verdant fields that the Bascom portfolio brings into the fold. So that, for our historical shareholders, I hope, forms the basis of your understanding of why we brought the company to where we are today. And basically added a significant additional and exciting aspect to what has been a business, that I know very many of you have supported from a point of view of believing that the value of the IP was always there, but has become increasingly frustrated over time as things did not go as swiftly as we would have liked. Now we’ll speak more about that later. But I think that the dynamic new focus of the company, added to our industrial operations and the strength that you’ll hopefully come to understand, as both Will and Tom explain the dynamics of the IP portfolio that is being brought into the company through Lexington, you’ll come to share some of the excitement that we have, both in the management and on the board, of why we think this offers is what we think is the board’s primary responsibility. It has offered the opportunity for our shareholder base, and let’s not forget the management and board of DSS are substantial shareholders in this company, have far better short term opportunities for gain in terms of the stock and in terms of the value of the company going forward. That’s what led to the decision, that’s what brought us to where we are today. I’ve been asked to remain, by both sides, as chairman of the board and will oversee the transition and the combination of the companies, as we combine operations and certain roles and our new management team joins us. Hopefully this will ensure continuity and a lack of disruption as we bring the enterprises together. After the merger the board is going to be composed of several DSS nominees and several Lexington nominees making a total of 8. A ninth member is going to be nominated jointly in the future. In addition to myself, joining the board from Document Securities, is Bob Bzdick, who is President and Chief Operating Officer of DSS. As you’ll recall, he joined the company in 2010 when we acquired Premier Packaging, of which he was a majority owner and served as CEO. His 29 years of experience in manufacturing and operational management has integrated and strengthened DSS’s 3 production divisions in serving our growing customer base. In addition, Ira Greenstein, who is an independent director of DSS and has been one since 2004. Ira is President of IDT Corp., provider of wholesale and retail telecommunications services. He was previously a partner in the law firm of Morrison and Forester and general council to Net2phone Inc. In addition, David Klein, who joined our board last year as an independent director. As you recall from the description that is in our proxy, David has served as Senior Vice President and Treasurer of Constellation Brands, one of the largest beverage companies and alcoholic beverage companies in the country if not the world. He previously served as Vice President of Business Development, and Chief Financial Officer of Constellation’s European operations. In his current role, he is responsible for quantitative management of risk, approving companywide cash flow generation and management to the capital structure. Joining our board from Lexington’s side will be Will Rosellini and Peter Hardigan, who after the merger, as you have already heard, will serve respectively as CEO and CIO. In addition, Warren Hurwitz, who in 2005 founded Altitude Capital Partners, a private investment fund focused on investing in and enforcing and protecting the rights of intellectual property assets, will be joining the board. He previously was the Senior Vice President of HSBC Capital USA, an US private equity arm of HSBC Group as well. Our last board member joining from the LTG side will be Jeff Ronaldi. He has 25 years of experience driving revenues, market growth and profitability for startup and high growth companies, such as Turtle Bay Technologies, SPX Corporation, XO Communications and Verizon. As CEO of Turtle Bay, Jeff was responsible for defining overall strategy for the company and managing the company’s approximately fifty million dollar investment in various patent portfolios. So what you’ve heard is in trying to combine the boards and in our negotiations to how the board staggered, we tried to make sure we had the board with the expertise and the ability to support our operations on the DSS side as well as a board that was both rich and deep with experienced professionals who understand intellectual property and the direction which we’re going to take the company’s new operations once Lexington is merged in. I hope this has brought a little bit of greater understanding to about how we got to where we got. I am now going to turn it back to Pat, who is going to talk to you about how and why we entered into the merger agreement. Pat.

Time 13:45

Patrick White: Thank you Robert.

To begin, I am sure the first question on everyone’s mind is “Why did DSS enter into this merger agreement?” My short answer is that based on our outside intellectual property experts and our outside legal team, the patents we are obtaining in this agreement are priceless. These patents are core technologies for social media. Beyond that, combining with Lexington also provides DSS legacy business with opportunities, synergy and talent.

DSS’s existing business lines are evolving, this deal is part of that evolution.

Let’s review for a minute. Originally, DSS’s expertise was in optical security technologies which are trusted for securing some of the world’s most important printed documents. By the word “printed”, I mean documents printed on traditional mechanical printing presses. As time passed, more and more documents that were traditionally printed have now become digitized. To respond to this evolution, DSS has developed new digital security technology solutions for protecting and authenticating documents, data and information in today’s digital document world. In fact, DSS now has the technology to receive, protect, authenticate and store digital information that is produced in any and all digital devices, including but not limited to smart phones, desktop scanners, software applications, kiosks and internet portals.

Lexington approached DSS with a proposal and after an extensive analysis, and review with our outside consultants, our board of directors determined that the Lexington Technology Group possesses significant patent assets that are invaluable and collaborate with our digital IP and industrial applications. Secondly, we also determined that Lexington brought with it a strong management team that has the experience and necessary skill depth to give DSS the ability to monetize our intellectual property in the form of licensing and litigation. More importantly, in my mind, Lexington also provides DSS with an extreme expert technology research capability to develop valuable IP asset gems such as the Bascom research patents which were referred to in yesterday’s press release. With that backdrop, the overall benefits of this merger come in four parts.

First of which is the advancement of the strategy of both parties. Lexington’s strategy is to seek long-term growth and was therefore seeking to acquire or merge with pubic companies in the cloud computing space to match their Bascom patent portfolio technology offerings.

Earlier this year, DSS modified its strategy to transform itself into an IP centric company with an expanded, valuable IP portfolio and strong IP management. Therefore, this merger serves both companies’ strategies; as Lexington has filled their growth target and DSS has filled their desire to expand their IP assets and add IP experts to their management team.

The second benefit of the proposed merger is a strong technology match between the two companies. DSS has compelling cloud computing security technologies that provide a platform that fit’s ideally with the Lexington electronic medical records application. In the coming months and years, digital medical information will be at the forefront of the medical sector which will be a huge opportunity for the new DSS technology offerings. Adding DSS’s digital security to Bascom’s medical information system will be an important attribute for this type of sensitive data. It’s important to note that Lexington’s CEO, Will Rosellini, comes with an intense background in the medical technology sector and he, in my opinion, will be the perfect person to lead the charge. You should also note that we have determined the Bascom Research Patents, which come to DSS in the merger, also support our other DSS operating businesses, such as our RFID products in clinical trials and our secure packaging and printing for the pharmaceutical sectors. There are tie-ins galore for all the current operations at DSS, particularly our cloud computing capabilities.

Moving now to the third benefit of the merger is DSS’s strategy to inject strong IP management. For those who have followed our company over the years, you know well that DSS has had a long history of asserting its IP in very challenging licensing and litigation environments. Earlier this year, as a first step in our IP strategy, DSS contracted with John Cronin and his company, the IP Capital Group. For those who are unfamiliar with John, he is a well known patent expert and is the person who is credited with developing IBM’s “patent factory” while he was employed there earlier in his career. John and his firm were hired by DSS to analyze our current patents, help us develop new patents, monetize the patents and provide us the expertise to begin the transformation of building DSS into a strong IP company. John undertook a detailed analysis of our patent portfolio and developed the first DSS IP landscape of our core technologies. This IP Landscape analysis was a huge first step for DSS to see how our core technologies and our competitors’ technologies fit into the digital space. This analysis also pointed to where the opportunities were and what areas were to be avoided. Based on that initial analysis, we determined that cloud computing information security was our niche. We then formally conducted inventive sessions and developed over 120 different digital technology inventions, mainly in the cloud computing security field, which are now in various stages of the patent process.

To strengthen and monetize these new IP assets, we determined that DSS needed the right people with the right skill sets to capitalize on our patent opportunities. This merger brings in a tremendous amount of IP talent into our organization. As you have seen and heard, Will Rosellini, Peter Hardigan and Tom Bascom have a wealth of patent development, licensing and research experience, as well as the vision, the contacts and litigation knowledge to enhance DSS’s ability to monetize our combined intellectual property portfolios. They are invaluable to this transaction because this type of talent is not easy to find.

The fourth and final benefit of this merger is that DSS and Lexington will benefit from our combined historical and current patent litigation. As we have disclosed previously, DSS has an ongoing lawsuit against Coupons.com. Lexington also recently announced an initiated IP litigation against various social media companies as announced in the release late yesterday. Building a strong litigation team and paying for these opportunities is challenging, but the good news is that this merger agreement solves those issues in one fell swoop.

In summation, I really feel that 2012 is the beginning of the “patent age”. It’s my personal opinion that patents will dominate the news in the coming years and Wall Street is taking notice in a big way. This merger agreement provides DSS with a strong platform on which to build our footprint in this arena. When concluded, DSS will have a valuable IP portfolio that supports some of the most important and critical software systems of our world, along with a new strong management team and most importantly the assets to monetize our IP assets through licensing and litigation. As an original founder and one of the largest DSS shareholders, I am very proud of what we have built here and I am very excited and could not be more supportive for this merger to be approved. I hope you share that vision.

Thank you. That concludes my comments and I will now turn the call over to Phil Jones, our CFO, who will discuss the terms of the deal. Philip?

Philip Jones: Thank you Pat, I will now provide a brief overview of the financial terms of the merger agreement. Pursuant to the terms of the merger agreement, and upon shareholder approval. a wholly owned subsidiary of DSS will merge with and into Lexington Technology Group, with Lexington Technology Group being the surviving corporation, operating as a wholly owned subsidiary of Document Security Systems. The merger will be affected through an exchange of capital stock of Lexington Technology Group for Capital stock and warrants of DSS. Essentially the shareholders of Lexington will receive up to 26,850,000 shares of DSS common or preferred stock on completion of the merger of which 7.1 million shares will be held in escrow for up to one year, subject to certain post-merger conditions. In addition, DSS will issue to the shareholders of Lexington 5 year warrants to purchase up to 4,859,894 shares of DSS common stock at $4.80 per share. In exchange DSS, will own and control the Lexington IP portfolio and Lexington will have approximately 7.5 million in cash with zero debt as required at the time of the closing of the merger. In addition DSS may issue an additional 500,000 shares of common or preferred stock to the Lexington shareholders based on any cash held by Lexington at the closing of the merger in excess of the 7.5 million up to a maximum of 900,000, I’m sorry 9 million. Upon consummation of the merger, certain holders of Lexington Technology Group Preferred stock, who would beneficially own more than 9.99% of DSS common stock after the merger will instead receive DSS preferred stock. The DSS preferred stock will be convertible into the number of shares of DSS common stock that these holders would otherwise have received had they not been holders who would beneficially own more 9.99% of DSS common stock upon consummation of the merger. DSS will seek authorization for the DSS preferred stock during the shareholder approval process. If the preferred stock is not approved, then DSS will exchange warrants with an exercise price of 2 cents per share and a life of 10 years as a substitute for the DSS preferred stock to those certain holders of Lexington preferred stock. Immediately following the completion of the merger, the former stock holders of Lexington are expected to own approximately 55% of the outstanding common or preferred stock of the combined companies on a fully diluted basis. And the current stock holders of DSS are expected to own approximately 45% of the combined company on a fully diluted basis. These percentages were calculated without taking into account any shares of DSS common stock held by Lexington Technology Group stockholders prior to the completion of the merger. Clearly the above was a very brief summary of the financial terms of the merger agreement. The full merger agreement and related documents was filed today by DSS with the SEC on form 8-K. Completion of the merger, which is expected to occur in the first quarter of 2013, will be subject to approval by the stock holders of DSS and Lexington Technology Group and will require other customary closing conditions. DSS will file a registration on Form S-4 with the SEC as soon as practicable and upon approval of the SEC, we will set a record date, schedule a shareholder meeting and send out proxy statement and prospectus to the shareholders of record on that record date. The proxy statement and prospectus will also contain important information about DSS, Lexington, the transaction and related matters. With that I’d like to turn the call over to Will Rosellini.

Will Rosellini: Thanks Philip. I’m excited to be able to introduce you to Lexington Technology Group. Our core mission is protecting innovation. We invest both expertise and capital in the development of monetization of pioneering technologies and our goal is to catalyze technology development within our investments and to reward those that take on the risk of innovation. We’ve done this with Bascom Research but we expect to invest in companies that have developed important innovations by have not been fairly rewarded by the marketplace, where shareholder value depends on the company’s ability to successfully monetize patented technologies. Our efforts contribute to an intellectual property marketplace in which inventors are better able to profit from their inventions. My background as an entrepreneur includes 10 years of starting and operating companies as a CEO whose primary asset is intellectual property. All of these companies have had innovative IP and inventors that have navigated the treacherous valley of death between angel investment and institutional capital. As part of that I believe a new model of technology development is emerging where investments and patents yield royalties on a much more predictable schedule. Peter and I refined the strategy while at IPNav and we felt so strongly about the prospects with Tom, the inventor that we decided to follow his portfolio into LTG. As you can see we have advisors that have been there and done that. Warren Hurwitz and Jeff Ronaldi have demonstrated success generating returns from patent monetization over 1 billion dollars. So with that I am happy to take questions to talk further about what this deal looks like.

Robert Fagenson: Operator, we are now going to take some questions and then we’ll sum up at the end.

Operator: Thank you. Ladies and gentlemen, we will now be conducting a question and answer session. If you would like to ask a question, please press star 1 on your telephone keypad. A confirmation tone will indicate your line is in the question queue. You may press star 2 if you would like to remove your question from the queue. For participants using speaker equipment, it may be necessary for you to pick up your handset before pressing the star keys. Our first question is from the line of Mark Argento of Blake Street Partners. Please go ahead.

Mark Argento: Good Afternoon. Quick question around the strategy, it sounds like you’re going to invest, investing in IP and then monetizing it. Any particular strategy from a … is it all going to be private IP? Do you have any… do you have a model where you could potentially monetized public company IP as well? Any thoughts on that would be helpful.

Will Rosellini: Yes, I can take that one. So the model is by having a hybrid management team that’s done operations and patent monetization, we provide a new tool in turnaround efforts that could be public or private. In this case with Bascom we think that there is an arbitrage opportunity between public and private markets and we’re capitalizing on that. However, we think that there are a lot of opportunities that since Peter and I were both involved in deal flow at IPNav, we think we’ll be able to identify follow on opportunities. The other part of this model is that we think by bringing in a successful licensor like IPNav as a consultant we can become self-sustaining to allow ourselves to finance the turnaround efforts and operations or to finance the monetization and the litigation side.

Peter Hardigan: Yeah Mark, just to jump in for a second, this is Peter. I think that what we are looking at is a strategy that has elements of high stakes litigation and elements of broad licensing. Those are the two ways that historically platforms in this space have made a lot of money. What’s different about this is we’re not looking at portfolios or companies. We’re looking at opportunities where monetization is going to lead to alpha and where ideally there are going to be good opportunities in the operating business as well and I think that DSS is a great example of that.

Mark Argento: That’s helpful. And then turning specifically to the Bascom portfolio, has the Bascom IP been licensed at all, are there any major encumbrances at all on that IP?

Will Rosellini: No. The answer is sort of part of our relationship with IPNav. This wasn’t a portfolio that had been shopped around so there has not been licensing on it previously.

Mark Argento: Great. And then I’m looking at the DSS entity and maybe Phil this would be a good question for you, but I’m not sure, I haven’t had a good chance to look to see if there is any NOL’s with this transaction and can those be preserved with this transaction or will those get lost?

Philip Jones: We do have NOL’s, and will, according to our projections be able to utilize the NOL’s going forward. Certainly as a result of the transaction, the NOL’s will be somewhat limited going forward, but based on our projections we believe that we will be able to utilize all or nearly all of our NOL’s going forward. So we’re not losing the NOL’s. Just the timing of them is altered but certainly they are still going to be available to the combined company.

Mark Argento: Off the top of your head, do you know a gross NOL number or I can look it up or we can talk offline, but if you have that it would be helpful.

Philip Jones: On a gross basis, DSS has approximately 38 million dollars’ worth of NOL carried forward.

Mark Argento: And then last question for me, maybe you can just take me through the process to get the deal approved and closed, kind of a time line there would be helpful.

Patrick White: The timeline of the merger?

Mark Argento: yes.

Will Rosellini: I can walk you through that. October we expect to file the S4. January we’re anticipating or expecting SEC approval, shareholder vote after that, presumably in February and then March closing.

Robert Fagenson: That’s the schedule that is derived mainly from what we are seeing going through the SEC now. Which we hope remains constant.

Mark Argento: In terms of capital, do you have enough capital to continue, as you’re going through the, through the merger? Do you have enough capital to fund a lawsuit that you guys filed against the LinkedIn and Facebook and a few other guys?

Will Rosellini: Yes. The short answer is yes.

Mark Argento: OK Thank you.

Robert Fagenson: Thank you. Next question.

Operator: Thank you the next question is from Sandy Wyman of Gilford Securities. Please go ahead.

Sandy Wyman: Yes thank you. Those questions were pretty well answered by the previous questioner, but I do have two that are sort of a follow on. I didn’t understand the answer concerning actual ongoing cash flow from licensing from the current Lexington portfolio. Is there any at this stage?

Will Rosellini: Yes that’s a good question and to say it a different way; No, the answer is no. So it hasn’t been licensed previously. We expect to do a licensing strategy going forward, of course with these portfolios, not only on this one but with new ones that we acquire and that will get us to be self-sustaining, with a potential for a very big dividend in the high stakes litigation.

Sandy Wyman: Back to the envelope, about how long would that take, do you think? To the point in time when you think you could start seeing some cash flow and positive cash flow?

Will Rosellini: Well obviously we’re looking, so what you’ve seen so far is the complaint, would be tough on negotiations going forward if we laid out a schedule of when we are hoping to get cash and how that effects operations.

Sandy Wyman: OK

Will Rosellini: One thing I can say is that we are working with IPNav as a consultant; they have done about 600 million dollars in licensing fees in the last 8 years for their clients, so one word to describe them is just business.

Sandy Wyman: Is there a way or is it historically impossible, do you have to actually sue someone before you can actually approach someone else and say, “Hey we have patents, wouldn’t you like to license or do we have to sue you?”

Will Rosellini: There’s a lot of strategy there, so you certainly can arrive at a bargain for exchange outside of litigation. We actually think that litigation is one of the least efficient ways to create a marketplace for IP. So the next 10 years we think that as the market of prices arises, that would be the case. Right now unfortunately, the only way to get to a bargain for exchange in litigation, so we expect to do that, and we expect to be financed such that we can take this to the ultimate settlement in terms of absolute award at the end.

Sandy Wyman: lot of lawsuits are obviously extremely expensive, sometimes they take a great deal of time. Have you approached or have there been any law firms approached you about contingency type suits for instance with the coupons.com, I believe that’s under contingency basis?

Will Rosellini: I am going to talk process here and we can also talk a little bit about what is involved. So what DSS is getting in this merger is the lawsuit has been filed, the contract does have some upsides for the law firm Kramer Levin but essentially the combined company is going to get 65% of the combined proceeds going forward. When all that’s done, we actually wanted to own more of the case so we put cash in at the Lexington side so we don’t have to worry about at an ongoing basis not being able to afford the lawsuit. We’re in it for the long haul. Of course we have IPNav that’s going to be running the licensing side of the campaign. And then Kramer Levin, I’ll let peter talk a little bit about Kramer Levin and their background and sort of that side of it if you want to hear more.

Sandy Wyman: Great, thank you.

Peter Hardigan: I guess just to add, this is Peter, just to add a couple points. The case that we filed yesterday or the cases that we filed yesterday are all filed in the Eastern District of Virginia. They were assigned to the Alexandria division and the Eastern District of Virginia as many of you may recall or may know is often referred to as the rocket docket, it’s kind of the number one place to be in terms of bringing patent litigation. In our case, we’re there because that’s where Tom Bascom and Bascom Research has been based for over 10 years. It was just the right place to bring the case. So we have the benefit of the fact that it is in Virginia and if you look at the statistics in 2011 at least PWC, the average time to trial-- or the median time to trial I should say-- is under 1 year. So it will give you a sense for the speed with which this matter is going to be addressed.

Sandy Wyman: I understand, OK, thank you very much.

Robert Fagenson: Thank you Sandy, next question.

Operator: As a reminder ladies and gentlemen press star 1 to ask a question. The next question is from Jung Kim of Green Capital. Please go ahead.

Jung Kim: Hi thank you for taking my call. You mentioned some benefits from this merger. Different areas where the two companies combined can move forward strategically. Have you identified the synergies or have a plan for identifying those synergies that you can take advantage of?

Will Rosellini: So we at Lexington, Lexington is really the first portfolio company at Bascom Research. So our plan there is actually Tom has developed a prototype of a software system that would be in the medical informatics space. So it’s a web 3.0 technology and 3essentially what the technology allows you to do is search document objects, so the patents protect that. Now those have a place in an infringement lawsuit against social networking but we expect to finance the development of this product at Bascom, which is a software product, in the pharmaceutical track and trace space. It’s a natural fit that this software could utilize the Document Security Systems approach with printed, RFID and other typed of labeling. That would fit perfectly in a gigantic field in pharmaceuticals. So that’s one example of an application where there’s a theme of interchange between a commercialization and a monetization strategy.

Jung Kim: And how far along is Lexington with the commercialization of some of the technology?

Will Rosellini: At this point we have the prototype, we have the market road map and some key thought leaders that are driving into what the clinical and regulatory milestones would need to be. So commercialization within ta big space like this is going to take some clinical data and we think some regulatory data. At the same time since it is software and not implantable, we’re not looking at a long time frame so this would be enabling technology for pharmatech. The biggest question is how fast could we strike a deal with a large pharmaceutical company to take over their track and trace and meet pedigree requirements. The answer that I have is that all pharmaceutical companies have to be able to do this by 2015 with 50% of their manufactured goods. So the time line is that we want to be in a pilot stage short term such that we can roll out on a long term going forward. On the DSS side the part development to support the, what I call cloud computing security environment for pharmaceutical tracking, the prototype will be unveiled shortly, so it’s done. The details on that remain to be seen.

Kim Jung: In terms of working capital, while these products are still ongoing, what is the horizon in terms of, or what is the concept in terms of keeping the company funded while the lawsuits are going forward and the prototypes are advancing?

Robert Fagenson: Well at the moment the company has over 3 million dollars in cash in the bank. At closing an additional 7.5 to 9 million would flow into the company just out of the conditions of the merger agreement. And we believe additional capital, should we need it for a project, particular financing if we wanted it by our additional patent portfolios, would be readily available through our partners.

Will Rosellini: And of those proceeds the lawsuits are already paid for. Meaning there is no cash flow or burn issue on the lawsuit.

Jung Kim: So that’s completely funded at this point?

Will Rosellini: Yes.

Patrick White: The same as Coupons.com

Jung Kim: Thank you very much.

Robert Fagenson: Thank you. Next questioner. For those of you who are waiting, there are well over a hundred people on the line. So I am not sure how far we’ll get in the question queue, but we’re doing the best we can.

Operator: Thank you. The next question comes from Tom Felker, a private investor. Please go ahead.

Tom Felker: Good afternoon gentlemen. I only have three questions. What is the past history you have in settling and or suing to collect patent royalties under this business model?

Will Rosellini: I’ll let Peter talk to the settlement history with the law background at IPNav and then IPNav as a consultancy group. The big numbers are 600 million for clients over the last 8 years.

Peter Hardigan: this is Peter. The individuals involved at Lexington Technology Group have been involved with platforms that have multiple wins in trial. And in settlement IPNav has somewhere on the order of 700 settlements and over 600 million historically in monetization. Warren Hurwitz’s platform, Altitude Capital is a significantly successful platform. If you think in general in the world of patent monetization, Acacia technologies is sort of in that 850 to 900 million dollar range historically in terms of revenues. So IpNav is pretty large by comparison. Altitude Capital at around 600 million or so give or take, you know other big platforms and then Jeff Ronaldi’s book has been somewhere in the range of 150 million dollars. So it is individuals with a lot of experience in actually making money in this space. And I’m saying that because it is a small world and to have this number of experienced people involved in this company is very exciting to me.

Tom Felker: What’s the relationship between Lexington and IPNav relative to current and future patent situations?

Peter Hardigan: Well we have a special relationship with IPNav because we just came from there of course. But IpNav, right now, is the advisor on the Bascom Research Portfolio. But when we acquire a new portfolio we will use the best advisor we can find to monetize that portfolio. So our relationship with IPNav is that we want to work with them because they are extremely successful. They’re probably the best in the world, especially at doing multiparty litigation and licensing. So we’re going to use the best manager or most experienced manager for each portfolio. We’re going to use the right force for the course so to speak.

Will Rosellini: One thing I’ll add to that is as scientific advisor at IPNav, I saw every portfolio that came through. You can look at my back ground. You can look at my graduate training. And you can see that this was a portfolio that I chose to follow into Lexington. So that gives you some idea of the gage of what kind of portfolio we’re looking at.

Peter Hardigan: As CFO there, I looked at all of their deals for the financial assessment, and this was one where deep in the case, the upside was pretty much off the chart.

Tom Felker: Will DSS then get any recovery with IPNav?

Will Rossellini: Yeah the way to think about it is all of that is taken care of as it relates to the cash flow. So, all the deals have been struck with the law firm and with IPNav. Then the combined percentage would come to, so any award would be roughly 65%. So we’re paying out to the advisors, the law firm, the inventor and then IPNav as the consultant group 35% as a group.

Tom Felker: Do you have to put up, does DSS have to put up any ongoing attorneys cost or is it all contingent to the …

Will Rosellini: There’s going to be some on-going expenses.

Tom Felker: Are they lawyer fees or just costs?

Will Rosellini: Yeah just costs.

Tom Felker: OK thank you.

Robert Fagenson: Thank you Tom. Next questioner.

Operator: The next question is from Henry Operino of Legend Securities. Please go ahead.

Henry Operino: Alright, thank you for taking my question. I was wondering if there is any value associated with these lawsuits that were started by Bascom with Facebooks and LinkedIn and the other three companies. Is there any dollar amount that’s been mentioned so far?

Will Rosellini: the one thing that we can say about that, outside of saying that we have institutional from IP monetization that are sort of staking a claim in this litigation so it basically means this is a big deal for them. Of course we can’t comment on ongoing litigation, especially as it relates to a damages hearing, but some of the things that you can pull from the facts of the complaint that we filed: we’re citing 4 patents, we’re asserting those 4 patents are being infringed, you can look at the kinds of dollars the defendants have made during the time period that we claim priority and then you can do your own calculations to see what type of damages could be involved in this case.

Henry Operino: OK than you very much.

Robert Fagenson: Thank you. Next questioner.

Operator: Thank you and the next question is from Howard Izes, a private investor. Please go ahead.

Howard Izes: Hi, I just have a few questions. A lot of it has been answered prior to my question. But there is a lot of transparency and information that has not been distributed until this very day. And I have a problem with not having transparency about what was going on. This is from the DSS side and basically there hasn’t been one iota of information about the company since August 21st. And that was with a filing to the SEC and I guess my major question is regarding the ongoing litigation with coupons and they will both be mingled with Bascoms results also so that there will be a sharing. I mean I’ve been with this company for 2 ½ years and basically I have a problem with transparency and informing the stock holders and I want to know that this will be improving with the new acquisition. I really would like to know of that we don’t get handled as a second class shareholder with the split of 55 to 45 when this is all over because I have a relationship, Mr. Klein does not know me, but I was a stock holder in one of the companies that he was an executive in Montana Mills Baking Corporation and they sold out. There was no premium paid to the shareholders and they were sold to Krispy Kreme where the president became a Vice President of Krispy Kreme and eventually they were forced into bankruptcy. So I am concerned more about the transparency of the nuts and bolts of what’s going to occur and we wouldn’t be shut out when it becomes 55 to 45 and basically I…

Robert Fagenson: Take a look at the board structure and plus part of it is going to be a staggered board that’s why its 4-4 if the staggered board is not approved by shareholders in the final merger agreement then it remains 4-4 if not then we have it staggered so that DSS directors will be serving on the board for at least 3 years total. So we share the concern and just in terms of the original comment, if the negotiating the merger between 2 companies, you can’t come out with periodic releases to tell people what’s going on, under regulation FD, until its complete and then you announce it and you announce it to everyone at the same time. There is no and was no preferential treatment and that’s simply the law of the land. There’s no desire on the part of anyone at DSS and certainly at the Lexington and combined companies to be able to withhold information from any of our shareholders. There’s no point in it. I appreciate your interest and I can only tell you we’ll all do our best to make you happy in that regards. So, thank you. We’re going to take one more question.

Operator: The next question is from Elliot Blond of RBC. Please go ahead.

Elliot Blond: Good afternoon. I’d like to know what the relationship or how the blend will work with Mr. Cronin and the Lexington side and will they share responsibility, ah how will that work?

Will Rosellini: I can talk to that. So of course there’s a lot of success points in John’s career. At IBM he is considered one of the top people in the field. So, Peter and I, as young up and comers compared to Mr. Cronin are going to glean an enormous amount of experience from him. One of the things that John did, I think very very nicely was get DSS pointed in the right direction as far as a licensing company. Two, he’s got an intimate knowledge of DSS’s current patent portfolio, something that we haven’t dug into, from John’s level and depth of expertise coming from the IP space. We expect to rely on him in both terms of an IP expert, a real leader in the field before there was a term, and related IP monetization and then second, he’s got a lot of experience with the portfolio so we expect to glean quite a bit of benefit from Mr. Cronin. Did that answer your question Elliot?

Elliot Blond: Yeah it did thank you.

Robert Fagenson: Thank you. Unfortunately our time is up. I’m sure that some of you have questions. I am sorry we weren’t able to get to everybody. In summing up I want to thank Will and Peter for filling in the blanks on Lexington and hopefully to the extent that those on the call understand the depth and knowledge and experience they have and are bringing into our company. As a previous caller said it has been going on a period of silence for some months now. I hope you understand that as I said it involved a very complex negotiation, particularly one in which the majority ownership of the company ultimately could transfer away from the former DSS shareholders. A tremendous amount of effort and a tremendous amount of care and a tremendous amount of work, study, the employment of professionals in analysis was done in reaching this conclusion. We truly believe that the financial stability, the tremendous potential and the significant depth and experience of management all of which come to the combined company, will allow DSS, which has always in the market, enjoyed a multiple on its stocks not based on earnings but expectations and expectations that are now based on a much more diverse and exciting base of IP and hopefully it will deliver Shareholder returns far greater than we could have as a stand-alone company. And Will, Peter, Pat, Phil, anything you’d like to add. If not thank you all for your attention and for your interest in the company and we hope that the future will be an exciting one for all of us. Operator, that will conclude the call.

Operator: Thank you. Ladies and Gentlemen, this concludes today’s teleconference. You may disconnect your lines at this time. Thank you for your participation.

Important Additional Information Will Be Filed with the SEC

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of DSS, or Lexington Technology Group or the solicitation of any vote or approval. In connection with the proposed transaction, DSS will file with the SEC a Registration Statement on Form S-4 containing a proxy statement/prospectus. The proxy statement/prospectus will contain important information about DSS, Merger Sub, Lexington Technology Group, the transaction and related matters. DSS will mail or otherwise deliver the proxy statement/prospectus to its stockholders and the stockholders of Lexington Technology Group when it becomes available. Investors and security holders of DSS and Lexington Technology Group are urged to read carefully the proxy statement/prospectus relating to the Merger (including any amendments or supplements thereto) in its entirety when it is available, because it will contain important information about the proposed transaction.

Investors and security holders of DSS will be able to obtain free copies of the proxy statement/prospectus for the proposed Merger (when it is available) and other documents filed with the SEC by DSS through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders of DSS and Lexington Technology Group will be able to obtain free copies of the proxy statement/prospectus for the proposed Merger (when it is available) by contacting Document Security Systems, Inc, Attn.: Philip Jones, Chief Financial Officer, at First Federal Plaza, 28 East Main Street, Suite 1525, Rochester, New York 14614, or by e-mail at ir@dsssecure.com. Investors and security holders of Lexington Technology Group will also be able to obtain free copies of the proxy statement/prospectus for the Merger (when it is available) by contacting Lexington Technology Group Technology Group, Inc., Attn.: Jennifer Buckley, 375 Park Avenue 26th Floor, New York, NY 10152, or by e-mail at jen@lex-tg.com.

DSS and Lexington Technology Group, and their respective directors and certain of their executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the agreement between DSS, Merger Sub and Lexington Technology Group. Information regarding DSS’s directors and executive officers is contained in DSS’s Definitive Proxy Statement on Schedule 14A prepared in connection with its 2012 Annual Meeting of Stockholders, which was filed with the SEC on April 18, 2012. Information regarding Lexington Technology Group’s directors and officers and a more complete description of the interests of DSS’s directors and officers in the proposed transaction will be available in the proxy statement/prospectus that will be filed by DSS with the SEC in connection with the proposed transaction.

Cautionary Note Regarding Forward-Looking Statements

Statements in this communication regarding the proposed transaction between DSS, Merger Sub and Lexington Technology Group; the expected timetable for completing the transaction; the potential value created by the proposed Merger for DSS’s and Lexington Technology Group’s stockholders; the potential of the combined companies’ technology platform; our respective or combined ability to raise capital to fund our combined operations and business plan; the continued listing of DSS’s or the combined company’s securities on the NYSE MKT; market acceptance of DSS products and services; our collective ability to maintain or protect our intellectual property rights through litigation or otherwise; Lexington Technology Group’s limited operating history, competition from other industry competitors with greater market presence and financial resources than those of DSS’s; our ability to license and monetize the patents owned by Lexington Technology Group, including the outcome of the litigation against social networking companies and others; potential new legislation or regulation related to enforcing patents; the complexity and costly nature of acquiring patent or other intellectual property assets; the combined company’s management and board of directors; and any other statements about DSS’s or Lexington Technology Group’s management teams’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “could,” “anticipates,” “expects,” “estimates,” “plans,” “should,” “target,” “will,” “would” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the risk that DSS and Lexington Technology Group may not be able to complete the proposed transaction; the inability to realize the potential value created by the proposed Merger for DSS’s and Lexington Technology Group’s stockholders; our respective or combined inability to raise capital to fund our combined operations and business plan; DSS’s or the combined company’s inability to maintain the listing of our securities on the NYSE MKT; the potential lack of market acceptance of DSS’s products and services; our collective inability to protect our intellectual property rights through litigation or otherwise; competition from other industry competitors with greater market presence and financial resources than those of DSS’s; our inability to license and monetize the patents owned by Lexington Technology Group, including the outcome of the litigation against social networking companies and others; and other risks and uncertainties more fully described in DSS’s Annual Report on Form 10-K for the year ended December 31, 2011 and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012 and June 30, 2012, each as filed with the SEC, as well as the other filings that DSS makes with the SEC. Investors and stockholders are also urged to read the risk factors set forth in the proxy statement/prospectus carefully when they are available.

In addition, the statements in this communication reflect our expectations and beliefs as of the date of this communication. We anticipate that subsequent events and developments will cause our expectations and beliefs to change. However, while we may elect to update these forward-looking statements publicly at some point in the future, we specifically disclaim any obligation to do so, whether as a result of new information, future events or otherwise. These forward-looking statements should not be relied upon as representing our views as of any date after the date of this communication.

Investor Relations for Document Security Systems:
Century IR.com
212-776-1030

Media Relations for Lexington Technology Group:

Jamie Diaferia
Infinite PR
212-687-0935
jdiaferia@infinitepr.com